Brighthouse Investment Advisers, LLC

One Financial Center

Boston, MA 02111

brighthousefinancial.com

January 11, 2022

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Sonny Oh, Esq. and Tony Burak

Re:	Brighthouse Funds Trust I (Registration No. 333-261439)

Dear Messrs. Oh and Burak:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on December 27 and December 28, 2021, regarding the above-referenced registration statement on Form N-14 (the “Registration Statement”) of Brighthouse Funds Trust I (the “Registrant”), filed with the Commission on December 1, 2021, pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”). The Staff’s comments are summarized below, and each is followed by our response. Any terms that are used but not defined in this letter have the same meaning as used in the Registration Statement.

General Comments

1.

Comment: The Staff reminds you that the Registrant is responsible for the accuracy and adequacy of its disclosure, notwithstanding any review, comment, action or absence of action by the Staff. In addition, where a comment is made with respect to disclosure in one location, it may be applicable to other places in the Registration Statement.

Response: The Registrant acknowledges its responsibility for the accuracy and adequacy of disclosure in the Registration Statement. The Registrant further acknowledges that a Staff comment relating to one section of the Registration Statement may be applicable to other sections of the Registration Statement.

2.

Comment: The Staff has taken the position that certain factors generally should be considered in determining which Portfolio’s historical performance should be presented following a reorganization. See North American Security Trust, SEC No-Action Letter (pub. avail. Aug. 5, 1994) (“North American Security Trust”). Because it is expected that the Selling Portfolio will be the accounting survivor, please supplementally describe the factors that serve as the basis for such expectation.

Response: Since its inception in May 2011 through December 14, 2021, the Buying Portfolio was subadvised by AQR Capital Management, LLC (“AQR”) using principal investment strategies different from those of the Selling Portfolio and the post-Reorganization Buying Portfolio. As of December 15, 2021, the Buying Portfolio is subadvised by PanAgora Asset Management, Inc. (“PanAgora”) using principal investment strategies substantially identical to those that have been employed by PanAgora in managing the Selling Portfolio since its inception in 2014. In addition, as of December 15, 2021, the Buying Portfolio’s portfolio management team is the same as that which is responsible for managing the Selling Portfolio, a majority of which has been managing the Selling Portfolio since its inception in 2014. Accordingly, BIA believes that the performance history of the Selling Portfolio better reflects the principal investment strategies, subadviser and portfolio management team that will be in place for the Buying Portfolio following the Reorganization.

In contrast, nearly the entire performance history of the Buying Portfolio was achieved by a subadviser, AQR, and portfolio management team that will have no role in managing the post-Reorganization Buying Portfolio. All of the Buying Portfolio’s performance history prior to December 15, 2021, was achieved using principal investment strategies that differ from those currently used by the Buying Portfolio.

BIA does not believe that the other factors cited in North American Security Trust support a different result. For example, the Portfolios’ investment objectives are identical, their expense structures are substantially similar and, while their asset bases materially differ, BIA does not believe that such difference changes the conclusion as to which Portfolio’s historical performance is more representative of the principal investment strategies and management of the post-Reorganization Buying Portfolio.

3.	Comment: Please confirm that the only share class implicated in the proposed Reorganization is Class B.

Response: The Registrant so confirms.

4.

Comment: The Staff notes that, as of the date of the initial Registration Statement relating to the Reorganization, the Buying Portfolio had not been renamed “PanAgora Global Diversified Risk Portfolio II.” Please explain the use of this name throughout the Registration Statement.

Response: As reflected in supplements filed by the Registrant on December 1, 2021, AQR Global Risk Balanced Portfolio (i.e., the Buying Portfolio) was renamed “PanAgora Global Diversified Risk Portfolio II,” as of December 15, 2021.

5.	Comment: Please consider revising the defined terms “Buying Portfolio” and “Selling Portfolio” throughout the Registration Statement to read “Acquiring Portfolio” and “Target Portfolio,” respectively.

Response: The Registrant respectfully declines to make this change. The adjectives “Buying” and “Selling” are plain English terms. However, the Registrant will take this comment under advisement for future reorganization-related filings.

6.

Comment: The Staff noted certain inconsistencies throughout the Registration Statement with respect to references to the Buying Portfolio. Please ensure any such references are corrected, as appropriate.

Response: The requested corrections have been made.

Q&A Section

7.

Comment: The Staff noted the following disclosure under the question, “What is the proposal?”: “The Participating Insurance Company that issued your Contract is the legal owner of the Selling Portfolio’s shares and will vote those shares at a joint special meeting of shareholders of the Selling Portfolio. However, as a Contract Owner, you are entitled to instruct that Participating Insurance Company how to vote the shares attributable to your Contract.” Please disclose how shares will be voted if a Contract Owner does not provide instructions to the applicable Participating Insurance Company.

Response: The following disclosure has been added under the subject question:

Each Participating Insurance Company intends to vote shares of which it is the legal owner and for which no voting instructions are provided in the same proportion as the shares it owns and for which voting instructions have been provided.

Combined Proxy Statement/Prospectus (“Prospectus”)

8.

Comment: The Staff noted the following disclosure in Section A under “How the Reorganization Will Work”: “The costs of the Reorganization (excluding the costs associated with repositioning the portfolio holdings of the Selling Portfolio in connection with the December 15, 2021 change in its subadviser, which have already been incurred by the Selling Portfolio) will be borne by the subadviser of the Buying Portfolio.” Please confirm whether references to the Buying Portfolio and Selling Portfolio in this disclosure are accurate and make any appropriate revisions.

Response: The subject disclosure has been revised to read:

The costs of the Reorganization will be borne by the subadviser of the Buying Portfolio, except for the costs associated with repositioning certain portfolio assets of the Selling Portfolio in connection with the Reorganization, which are estimated to be approximately $350,0000 (or 15 basis points) and will be borne by the Selling Portfolio.

9.

Comment: The Staff notes that certain fee and expense information presented throughout the Registration Statement is dated as of December 31, 2020. Please confirm whether all fee and expense information presented in the Registration Statement is current and make any appropriate revisions.

Response: The Registrant confirms that all fee and expense information presented throughout the Registration Statement is accurate as of the date indicated, and BIA does not believe that any updates or revisions are necessary at this time.

10.

Comment: In the footnotes to the fee and expense tables under “Current and Pro Forma Expenses” in Section A, please disclose whether BIA will retain the right to recoup any previously waived Selling Portfolio fees after the Reorganization.

Response: The Registrant respectfully declines to add such disclosure, as BIA does not, and following the Reorganization will not, retain any right to recoup previously waived fees.

11.	Comment: Please ensure the formatting of the fee and expense tables under “Current and Pro Forma Expenses” in Section A is accurate.

Response: The Registrant has revised the formatting of the fee and expense tables under “Current and Pro Forma Expenses” in Section A.

12.	Comment: Under “Comparison of Performance” in Section A, please provide a narrative comparison of the performance of the Buying Portfolio and Selling Portfolio.

Response: The requested change has been made.

13.

Comment: Under “Tax Status of the Reorganization” in Section A, please make the following disclosure bold: “Although it is not expected to affect Contract Owners or investors that hold shares in tax-advantaged accounts, as a result of the Reorganization, each Portfolio participating in the Reorganization may lose the benefit of certain tax losses that could have been used to offset or defer future gains of the combined Portfolio, and the combined Portfolio will have tax attributes that reflect a blending of the tax attributes of each Portfolio at the time of the Reorganization.”

Response: The Registrant respectfully declines to make the requested revision, as all accounts in the Buying Portfolio and Selling Portfolio are tax-advantaged accounts.

14.

Comment: Under “Reasons for the Proposed Reorganization and Board Deliberations” in Section A, please: (i) discuss BIA’s basis for proposing the Reorganization to the Board; and (ii) disclose material adverse factors the Board considered, if any, in connection with its approval of the Reorganization.

Response: The Registrant has reviewed the disclosure under the heading “Reasons for the Proposed Reorganization and Board Deliberations” and respectfully submits that it, as revised in accordance with Registrant’s response to #15 below, together with all of the other information in the Prospectus, appropriately summarizes the information presented to the Board by management in connection with the Reorganization proposal and the Board’s deliberations regarding such proposal, all in accordance with the relevant disclosure items in Form N-14.

15.

Comment: Under “Reasons for the Proposed Reorganization and Board Deliberations” in Section A, the Staff noted the following disclosure [emphasis added]: “…BIA also recommended that the Board approve the Reorganization in order to offer investors a risk parity strategy at scale…” and “…while shareholders of the Buying Portfolio would experience a somewhat different risk parity strategy with better prior performance and lower fees…” Please explain the italicized phrases relating to the risk parity strategy in plain English.

Response: The Registrant has replaced the referenced disclosure with disclosure more tailored for Contract Owners who will receive the Prospectus, including by replacing the referenced language with the following:

“BIA also recommended that the Board approve the Reorganization to offer investors in the Selling Portfolio the opportunity to continue to invest in a Portfolio with the same principal investment strategies, subadviser and portfolio managers, though in a post-Reorganization Buying Portfolio with significantly greater current scale and, thus, greater potential to maintain scale over time.”

References to “a somewhat different risk parity strategy” were removed because on December 15, 2021, the Buying Portfolio began to invest in accordance with principal investment strategies identical to those of the Selling Portfolio.

16.

Comment: Under “Board Recommendation and Required Vote” in Section A, please explain how shareholders will be notified of the outcome of the proxy vote, and whether the closing conditions of the Reorganization have been met.

Response: The Registrant respectfully submits that Form N-14 and Rule 14a-101 under the Securities Exchange Act of 1934, as amended, do not require that the Registrant disclose how shareholders will be notified of the outcome of the proxy vote, or whether the closing conditions of the Reorganization have been met. However, BIA believes that Contract Owners affected by the Reorganization will be notified of the closing of the Reorganization no later than the delivery of their next regular account statement.

17.

Comment: The Staff noted the following disclosure in Section B under “Tax Status of the Reorganization”: “A portion of the portfolio assets of the Buying Portfolio or Selling Portfolio may be sold at any time before or after the Reorganization in connection with the Reorganization.” Please disclose in the Prospectus the expected costs of any anticipated repositioning, including estimated brokerage commissions and tax impacts.

Response: The following disclosure has been added:

Estimated costs associated with the sale of such portfolio assets in connection with the Reorganization are approximately $350,000 (or 15 basis points) and will be borne by the Selling Portfolio.

18.

Comment: The Staff noted the following disclosure in Section C under “Capitalization of Selling Portfolios and Buying Portfolios” [emphasis added]: “The pro forma combined shares outstanding are determined by dividing the net assets of the Selling Portfolio by the net asset value per share of the Buying Portfolio and adding the actual shares outstanding of the Buying Portfolio.” As the Selling Portfolio, and not the Buying Portfolio, is the expected accounting survivor of the Reorganization, “Selling Portfolio” should be changed to “Buying Portfolio” in the above-referenced disclosure and vice versa.

Response: The requested change has been made.

19.

Comment: Please update the capitalization table in Table C-1 to reflect the capitalization of the Selling Portfolio and Buying Portfolio, as disclosed in such Portfolios’ most recent shareholder reports.

Response: The requested change has been made.

20.

Comment: Under “Additional Information” in Exhibit A, please delete the qualifying clause in the last sentence of the second paragraph that reads “that may not be waived” or specify what rights may be waived.

Response: The Registrant believes that it is helpful to note for investors that they may have rights under federal or state securities laws that may not be waived. Accordingly, the Registrant respectfully declines to revise the above-referenced disclosure.

21.	Comment: Under “The Subadviser” in Exhibit A, please disclose the subadvisory fee rate to be paid to the Buying Portfolio’s current subadviser.

Response: The requested change has been made.

22.

Comment: Under “The Subadviser” in Exhibit A, the Staff noted the following statement: “The following individuals are responsible for overseeing the day-to-day management of the Portfolio…” Please revise this disclosure to read, “The following individuals are jointly and primarily responsible for overseeing the day-to-day management of the Portfolio…”

Response: The requested change has been made.

Statement of Additional Information (“SAI”)

23.

Comment: The Staff notes that the SAI for the Buying Portfolio, dated April 30, 2021, has been incorporated by reference into the SAI of the Registration Statement. Please confirm that such incorporation by reference is appropriate in light of recent changes to the name, investment strategies and subadviser of the Buying Portfolio.

Response: The Registrant respectfully submits that such incorporation by reference is appropriate. In addition, the Registrant has revised the language that incorporates the SAI by reference to specifically also refer to and incorporate the supplements to the SAI filed on December 1, 2021.

24.

Comment: In addition to the audited financial statements for the Selling Portfolio’s fiscal year ended December 31, 2020, please incorporate by reference the Selling Portfolio’s unaudited financial highlights and unaudited financial statements for the six months ended June 30, 2021, included in the Selling Portfolio’s most recent shareholder report.

Response: The requested changes have been made.

Part C

25.

Comment: With respect to the exhibit list in Part C, please consider marking exhibits as “filed herewith,” rather than denoting that exhibits have been filed with the Registration Statement via footnote.

Response: The Registrant respectfully declines to make this change. However, the Registrant will take this comment under advisement for future filings with the Commission.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at (980) 949-4301.

Very truly yours,

/s/ Dina Lee
Dina Lee Assistant Secretary Brighthouse Funds Trust I

cc:
Brian D. McCabe, Esq.
Jeremy C. Smith, Esq.
Renee E. Laws, Esq.